SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)
(Amendment No. ___________)*

Complete Genomics, Inc.
(Name of Issuer)

Common Shares, $0.001 par value per share
(Title of Class of Securities)

20454K104
(CUSIP Number)

December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Exhibit Index on Page 10

CUSIP # 20454K104	Page 2 of 11

1	NAME OF REPORTING PERSONS OVP Venture Partners VI, L.P. (“OVP VI”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5
SOLE VOTING POWER
2,858,144 shares (which includes 188,674 shares that may be acquired pursuant to the exercise of warrants), except that OVMC VI, L.L.C. (“OVMC VI”), the general partner of OVP VI, may be deemed to have sole power to vote these shares, and Gerard H. Langeler (“Langeler”) and Charles P. Waite, Jr. (“Waite”), the managing members of OVMC VI, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7
SOLE DISPOSITIVE POWER
2,858,144 shares (which includes 188,674 shares that may be acquired pursuant to the exercise of warrants), except that OVMC VI, the general partner of OVP VI, may be deemed to have sole power to dispose of these shares, and Langeler and Waite, the managing members of OVMC VI, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,858,144
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.9%
12	TYPE OF REPORTING PERSON* PN

CUSIP # 20454K104	Page 3 of 11

1	NAME OF REPORTING PERSONS OVP VI Entrepreneurs Fund, L.P. (“OVP EF VI”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5
SOLE VOTING POWER
35,246 shares (which includes 3,167 shares that may be acquired pursuant to the exercise of warrants), except that OVMC VI, the general partner of OVP EF VI, may be deemed to have sole power to vote these shares, and Langeler and Waite, the managing members of OVMC VI, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7
SOLE DISPOSITIVE POWER
35,246 shares (which includes 3,167 shares that may be acquired pursuant to the exercise of warrants), except that OVMC VI, the general partner of OVP EF VI, may be deemed to have sole power to dispose of these shares, and Langeler and Waite, the managing members of OVMC VI, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,246
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1%
12	TYPE OF REPORTING PERSON* PN

CUSIP # 20454K104	Page 4 of 11

1	NAME OF REPORTING PERSONS OVMC VI, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5
SOLE VOTING POWER
2,893,390 shares, of which 2,858,144 (which includes 188,674 shares that may be acquired pursuant to the exercise of warrants) are directly owned by OVP VI and 35,246 (which includes 3,167 shares that may be acquired pursuant to the exercise of warrants) are directly owned by OVP EF VI.  OVMC VI, the general partner of OVP VI and OVP EF VI, may be deemed to have sole power to vote these shares, and Langeler and Waite, the managing members of OVMC VI, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7
SOLE DISPOSITIVE POWER
2,893,390 shares, of which 2,858,144 (which includes 188,674 shares that may be acquired pursuant to the exercise of warrants) are directly owned by OVP VI and 35,246 (which includes 3,167 shares that may be acquired pursuant to the exercise of warrants) are directly owned by OVP EF VI.  OVMC VI, the general partner of OVP VI and OVP EF VI, may be deemed to have sole power to dispose of these shares, and Langeler and Waite, the managing members of OVMC VI, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,893,390
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.1%
12	TYPE OF REPORTING PERSON* OO

CUSIP # 20454K104	Page 5 of 11

1	NAME OF REPORTING PERSONS Gerard H. Langeler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
6
SHARED VOTING POWER
2,893,390 shares, of which 2,858,144 (which includes 188,674 shares that may be acquired pursuant to the exercise of warrants) are directly owned by OVP VI and 35,246 (which includes 3,167 shares that may be acquired pursuant to the exercise of warrants) are directly owned by OVP EF VI.  OVMC VI is the general partner of OVP VI and OVP EF VI, and Langeler, a managing member of OVMC VI, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 0
8
SHARED DISPOSITIVE POWER
2,893,390 shares, of which 2,858,144 (which includes 188,674 shares that may be acquired pursuant to the exercise of warrants) are directly owned by OVP VI and 35,246 (which includes 3,167 shares that may be acquired pursuant to the exercise of warrants) are directly owned by OVP EF VI.  OVMC VI is the general partner of OVP VI and OVP EF VI, and Langeler, a managing member of OVMC VI, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,893,390
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.1%
12	TYPE OF REPORTING PERSON* IN

CUSIP # 20454K104	Page 6 of 11

1	NAME OF REPORTING PERSONS Charles P. Waite, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
6
SHARED VOTING POWER
2,893,390 shares, of which 2,858,144 (which includes 188,674 shares that may be acquired pursuant to the exercise of warrants) are directly owned by OVP VI and 35,246 (which includes 3,167 shares that may be acquired pursuant to the exercise of warrants) are directly owned by OVP EF VI.  OVMC VI is the general partner of OVP VI and OVP EF VI, and Waite, a managing member of OVMC VI, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 0
8
SHARED DISPOSITIVE POWER
2,893,390 shares, of which 2,858,144 (which includes 188,674 shares that may be acquired pursuant to the exercise of warrants) are directly owned by OVP VI and 35,246 (which includes 3,167 shares that may be acquired pursuant to the exercise of warrants) are directly owned by OVP EF VI.  OVMC VI is the general partner of OVP VI and OVP EF VI, and Waite, a managing member of OVMC VI, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,893,390
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.1%
12	TYPE OF REPORTING PERSON* IN

CUSIP # 20454K104	Page 7 of 11

ITEM 1(A).	NAME OF ISSUER

Complete Genomics, Inc. (the “Issuer”)

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

2071 Stierlin Court
Mountain View, California

ITEM 2(A).	NAME OF PERSONS FILING

OVP VI, OVP EF VI, OVMC VI, Langeler and Waite. The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

Langeler and Waite are the managing members of OVMC VI (the sole general partner of OVP VI and OVP EF VI).

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE

The address for each of the Reporting Persons is:

c/o OVP Venture Partners
1010 Market Street
Kirkland, Washington 98033

ITEM 2(C).	CITIZENSHIP

Langeler and Waite are United States citizens.  OVP VI and OVP EF VI are limited partnerships organized under the laws of the State of Delaware.  OVMC VI is a limited liability company organized under the laws of the State of Delaware.

ITEM 2(D).	TITLE OF CLASS OF SECURITIES

Common Shares, $0.001 par value per share

ITEM 2(E)	CUSIP NUMBER

20454K 10 4

ITEM 3.	Not Applicable.

ITEM 4.	OWNERSHIP

The following information with respect to the ownership of the ordinary shares of the Issuer by the persons filing this Statement is provided as of December 31, 2010:

(a)	Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class:

See Row 11 of cover page for each Reporting Person.

CUSIP # 20454K104	Page 8 of 11

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the limited partnership agreements of OVP VI and OVP EF VI, and the limited liability company agreement of OVMC VI, the partners or members, as applicable, of each such entity may be deemed to have the right to receive dividends from, or the proceeds of sale from, the shares of the Issuer owned by each such entity of which they are a partner or member, as applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATION.

Not applicable.

CUSIP # 20454K104	Page 9 of 11

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 11, 2011

OVP VENTURE PARTNERS VI, L.P.

By:	OVMC VI, L.L.C.

By:	/s/ Charles P. Waite, Jr.
Managing Member

OVP VI ENTREPRENEURS FUND, L.P.

By:	OVMC VI, L.L.C.

By:	/s/ Charles P. Waite, Jr.
Managing Member

OVMC VI, L.L.C.

By:	/s/ Charles P. Waite, Jr.
Managing Member

GERARD H. LANGELER

By:	/s/ Gerard H. Langeler
Gerard H. Langeler

CHARLES P. WAITE, JR.

By:	/s/ Charles P. Waite, Jr.
Charles P. Waite, Jr.

CUSIP # 20454K104	Page 10 of 11

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page
Exhibit A: Agreement of Joint Filing	11

CUSIP # 20454K104	Page 11 of 11

EXHIBIT A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the common stock of the Issuer shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date:  February 11, 2011

OVP VENTURE PARTNERS VI, L.P.

By:	OVMC VI, L.L.C.

By:	/s/ Charles P. Waite, Jr.
Managing Member

OVP VI ENTREPRENEURS FUND, L.P.

By:	OVMC VI, L.L.C.

By:	/s/ Charles P. Waite, Jr.
Managing Member

OVMC VI, L.L.C.

By:	/s/ Charles P. Waite, Jr.
Managing Member

GERARD H. LANGELER

By:	/s/ Gerard H. Langeler
Gerard H. Langeler

CHARLES P. WAITE, JR.

By:	/s/ Charles P. Waite, Jr.
Charles P. Waite, Jr.